[Nova Oil, Inc. Letterhead]

September 8, 2006

Via Facsimile (202) 772-9369 and
Edgar Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
Attention: Mr. Jason Wynn

  Re:
  Registration Statement on Form S-3 of Nova Oil, Inc.,
  Registration No. 333-136202

Dear Mr. Wynn:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Nova Oil, Inc. (the "Company"), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-3 (Reg. No. 333-136202) at 4:00 p.m., Eastern time on Monday, September 11, 2006 or as soon thereafter as is practicable.

The Company acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or its Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NOVA OIL, INC.

By:	/s/ Kenneth T. Hern Kenneth T. Hern Chairman and Chief Executive Officer
  cc:
  Tangela S. Richter, United States Securities and Exchange Commission
  Roger W. Bivans, Baker & McKenzie, LLP